Richard J. Kolencik General Attorney

5555 San Felipe (77056-2799) P.O. Box 4813 (77210-4813) Houston, Texas Telephone 713/296-2535 E-Mail: rjkolencik@marathonoil.com

December 18, 2007

Carmen Moncada-Terry

Attorney Advisor

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E., mail stop 7010

Washington, DC 20549

Re:	Marathon Oil Corporation

Definitive Proxy Statement on Schedule 14A

Filed March 13, 2007

File No. 033-07065

Dear Ms. Moncada-Terry:

This is to confirm our conversation today with respect to Marathon Oil Corporation’s proposed date to file its response to the SEC’s comment letter dated December 12, 2007. As discussed, Marathon intends to file its response on or before Friday, January 11, 2008. This date was acceptable to you.

Thank you for your consideration in this matter. Please call me at 713-296-2535, if you have any questions regarding this submission.

Very truly yours,

/s/ Richard J. Kolencik

Richard J. Kolencik

General Attorney